SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35042

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Nielsen Company 401(k) Savings Plan

Plan Number: 002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nielsen Holdings plc

85 Broad Street

New York, New York 10004

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-18
SUPPLEMENTAL SCHEDULE:
Schedule H Part IV Line (i) of IRS Form 5500 - Schedule of Assets (Held at End of Year) December 31, 2015	19
SIGNATURES	20
EXHIBITS
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	1

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Administrative Committee of

TNC US Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of The Nielsen Company 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WeiserMazars LLP

New York, NY June 27, 2016

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments in master trust at fair value:
Cash	$23,812,042	$21,983,364
Nielsen stock fund	6,310,513	5,054,762
Registered investment companies	243,178,646	869,917,866
Common/collective trusts	970,915,314	335,903,439

	1,244,216,515	1,232,859,431

Receivables:
Notes receivable from participants	16,574,222	15,804,015
Due from The Nielsen Company Savings Plan	1,198	—
Employee contributions receivable	1,098,158	518,058
Employer matching contributions receivable	328,192	158,131

	18,001,770	16,480,204

Liabilities
Payables:
Due to Nielsen	—	477,262

Net assets available for benefits at fair value	1,262,218,285	1,248,862,373
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(698,574)	(1, 414,152)

Net assets available for benefits	$1,261,519,711	$1,247,448,221

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to
Contributions:
Participants’ compensation reduction	$64,565,904	$60,903,834
Employer matching and discretionary	19,924,979	18,240,862
Participants’ rollover accounts	8,144,575	4,016,253

Total contributions	92,635,458	83,160,949

Investment income:
Net (depreciation) appreciation in fair value of investments	(6,983,203)	20,128,110
Interest and dividends on investments	12,779,198	66,914,793

Net investment income	5,795,995	87,042,903

Interest income on participant loans	667,514	626,861

Total additions	99,098,967	170,830,713

Deductions from net assets attributed to
Plan distributions to terminated or retired plan participants and to authorized rollover accounts	123,204,822	119,587,556
Administrative fees and expenses, net of revenue credits of $348,944 in 2015 and $477,262 in 2014	60,677	57,292

Total deductions	123,265,499	119,644,848

(Decrease)/increase in net assets available for benefits	(24,166,532)	51,185,865
Transfers of assets into the Plan, net	38,238,022	14,085,508

Net assets available for benefits
Beginning of the year	1,247,448,221	1,182,176,848

End of the year	$1,261,519,711	$1,247,448,221

The accompanying notes are an integral part of these financial statements

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

1.	Plan Description

The following description of The Nielsen Company 401(k) Savings Plan (the “Plan”) provides only general information. A more complete description of the Plan, including eligibility requirements and vesting provisions, is contained in the Plan document.

         General

The Plan is a retirement savings plan which covers all eligible salaried employees of TNC US Holdings, Inc. and its subsidiaries and affiliates that have been designated to participate in the Plan (collectively, the “Company” or “Nielsen”). The Plan provides deferred compensation benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was originally established on January 1, 1988 and has been amended and restated to conform the Plan’s provisions to those required by subsequent revisions to ERISA statutes and to the provisions of the plans for other Nielsen subsidiaries, which were merged into the Plan.

The Company is also the sponsor of The Nielsen Company Savings Plan (the “Savings Plan”), a defined contribution plan established for hourly employees. Except for employees of joint ventures, when a participant’s employment status changes from salaried to hourly, such participant will remain in the Plan for the balance of the Plan year. If the participant’s status does not change again before the end of the Plan year, the participant’s participation in the Plan will end and will begin in the Savings Plan on the first of January immediately following the change in status (see Note 9). Employees of joint ventures remain in the Plan even when such participant’s employment status changes from salaried to hourly. On December 9, 2015, the board of directors of the Company authorized the transfer of the Savings Plan’s assets effective December 29, 2015. Effective December 29, 2015, the Savings Plan assets were transferred and merged into the Plan (see Note 9). The participants of the Savings Plan were credited with their prior service in the Plan for vesting and eligibility purposes.

Effective October 8, 2014, employees of Affinnova, Inc. (“Affinnova”) which was acquired by the Company were eligible to participate in the Plan. The assets of participants who were employees of Affinnova were transferred into the Plan (see Note 9) effective March 30, 2015, when the Affinnova defined contribution plan was merged with the Plan. The Affinnova employees were credited with their prior service in the Plan for vesting and eligibility purposes.

Effective August 1, 2014, salaried employees of Harris Interactive (“Harris”) which was acquired by the Company were eligible to participate in the Plan. The assets of participants who were employees of Harris were transferred into the Plan (see Note 9) effective July 2014, when the Harris defined contribution plan was merged with the Plan. The Harris employees were credited with their prior service in the Plan for vesting and eligibility purposes.

Effective December 27, 2013, employees of Nielsen Expo (“Expo”) which was sold by the Company were not eligible to participate in the Plan. The assets of participants who were employees of Expo were transferred out of the Plan (see Note 9) effective January 2014.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Fidelity Management Trust Company (the “Trustee”) manages several separate investment funds (the “Trust”) on behalf of the Plan. The Trustee has been granted custodial authority over the Trust. The Retirement Plan Administrative Committee is responsible for the administration of the Plan. Each participant’s account is invested in the investment funds in the proportion directed by the participant for both employer and employee contributions.

         Eligibility

As described in the Plan document, full-time salaried employees can participate in the Plan on the date of their employment. Part-time employees are eligible to participate upon completion of one year of service in which the employee earns at least 1,000 hours. A part-time employee who fails to earn 1,000 hours during the first 12 months of employment will become eligible to participate on January 1 following the first calendar year in which an employee works 1,000 hours.

         Contributions

The Plan provides for contributions made by eligible employees and by the Company. The Plan allows for the following types of contributions:

•	Compensation reduction (before tax and after tax)

•	Catch-up contributions

•	Rollover contributions

•	Roth contributions (after tax)

•	Employer matching contributions

•	Employer discretionary contributions

•	Employer profit sharing contributions

•	Qualified employer profit sharing contributions

The compensation reduction contribution is a contribution of 1% to 50% of an employee’s eligible compensation, subject to certain IRS limitations made to a participant’s account through payroll withholdings as elected by the employee. Employee contributions may be further limited as a result of various tests, required under ERISA, including those related to highly compensated employees. The maximum dollar limit for the compensation reduction contribution was $18,000 and $17,500 for each of the years ended December 31, 2015 and 2014, respectively.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Participants who are at least 50 years of age are eligible to make a catch-up contribution if the participant contributes at least 6% of eligible compensation and the statutory maximum before tax compensation reduction contribution. Catch-up contributions are limited by statute to $6,000 and $5,500 for 2015 and 2014, respectively. Employees may also make rollover contributions of vested benefits from other defined contribution plans.

The employer matching contributions are equal to 50% of a participant’s before tax compensation reduction contribution, up to a maximum of 6% of the participant’s eligible compensation.

The employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all employees regardless of whether the employee elected to make voluntary compensation reduction contributions to the Plan. These contributions are allocated to each employee’s account in the same proportion that each employee’s eligible compensation, as limited by the Internal Revenue Code ($265,000 and $260,000 for 2015 and 2014, respectively) bears to the total compensation of all employees who qualify. The Trustee opened eligible accounts for those qualifying employees who have elected not to make voluntary compensation reduction contributions to the Plan. An employee who is not a participant becomes partially or fully vested in his account in the same manner as in the vesting requirements described in Note 1. The Company did not make any employer profit sharing contribution in 2015 or 2014.

The qualified employer profit sharing contribution is a discretionary contribution made by the Company and allocated to all non-highly compensated employees regardless of whether or not the non-highly compensated employee elected to make voluntary compensation reduction contributions to the Plan. These contributions are allocated to each non-highly compensated employee’s account in the same proportion that each non-highly compensated employee’s eligible compensation bears to the total eligible compensation of all non-highly compensated employees who qualify. The Trustee opened accounts for those non-highly compensated employees who have elected not to make voluntary compensation reduction contributions to the Plan. A non-highly compensated employee who is not a participant becomes fully vested in his account in the same manner as in the vesting requirements documented in Note 1. No qualified employer profit sharing contribution was made in 2015 or 2014.

         Participant Accounts

Each participant’s account is credited with the participant’s compensation reduction contribution, catch-up contribution, Roth contribution, rollover contribution, employer matching contribution, employer discretionary contribution, an allocation of both employer profit sharing contribution and qualified employer profit sharing contribution, and Plan earnings, as defined in the Plan. The benefit to which a participant is entitled is that attributable to his or her vested balance.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

         Vesting

A participant is entitled to a 100% non-forfeitable interest in the value of his account attributable to compensation reduction contributions, catch-up contributions, rollovers, and qualified employer profit sharing contributions at all times, along with Plan earnings thereon.

Effective March 31, 2015, a participant becomes fully vested in his account attributable to employer matching contributions, employer discretionary contributions, and employer profit sharing contributions, as follows:

Years of Service	Vesting Percentages
1	0%
2	100%

Prior to March 31, 2015, a participant becomes fully vested in his account attributable to employer matching contributions, employer discretionary contributions, and employer profit sharing contributions after three years of service.

         Retirement

The normal retirement date is defined as the anniversary date nearest to the date the participant attains age 65. Early retirement is available at age 55. If a participant retires prior to the normal retirement date and has a vested account balance of greater than $5,000, the participant must submit a request in writing in order to receive a distribution prior to the normal retirement age.

         Distribution of Benefits

Upon separation from service, a participant can request a withdrawal of the vested portion of the amount credited to his or her account. In the case of death or disability while employed, the participant is deemed to be 100% vested. If the participant is married, his or her spouse will automatically become the beneficiary, unless otherwise indicated by the participant. If the participant is single, his or her estate will automatically become the beneficiary, unless otherwise indicated by the participant. A lump sum distribution is the sole distribution option available under the Plan, except for certain grandfathered plan provisions from former plans related to Company acquisitions.

A participant who terminates employment with a vested balance greater than $5,000 may elect to receive a deferred lump sum distribution. As required by statute, no election may be made by a participant to postpone distribution beyond April 1st of the year following the year a participant reaches age 70- 1⁄2.

If a participant terminates employment with a vested balance greater than $1,000 but less than $5,000, the participant may elect to receive a lump sum distribution or roll the distribution to a qualifying retirement account. However, if the participant fails to make an affirmative election, the participant’s vested balance will automatically roll over to an individual retirement account.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

If a participant terminates employment with a vested balance of $1,000 or less, an automatic lump sum distribution will be made without the participant’s consent. However, the participant may elect to roll over the distribution to another qualifying retirement account.

         Withdrawals

A withdrawal cannot be made from the pre-tax compensation reduction contribution account, the catch-up contribution account, the employer matching contribution account, the employer discretionary contribution account, the employer profit sharing contribution account, or the qualified employer profit sharing contribution account by a participant or beneficiary prior to separation from service, death, disability, attainment of age 59- 1⁄2, termination of the plan without establishment of a successor plan or due to financial hardship. No withdrawal can be in excess of the vested employee and employer contributions in these accounts. Hardship withdrawals are subject to the approval of the Company. Partial or total withdrawals from employee rollover and after tax contribution accounts can be made at any time.

         Forfeitures

Forfeitures apply to employer matching contribution accounts, employer discretionary contribution accounts, employer profit sharing contribution accounts and qualified employer profit sharing contributions accounts. All forfeitures can be utilized to reduce the employer matching, discretionary and profit sharing contribution, to defray the expenses of the Plan, or to make Plan corrections. Total forfeitures of $900,528 and $1,473,447 were used to reduce employer matching contributions for 2015 and 2014, respectively. At December 31, 2015 and 2014, the Plan’s forfeiture account balance was $261,687 and $25,386, respectively, which amounts were included in the statements of net assets available for benefits.

         Rollovers

A participant may rollover all or part of his or her interest in another qualified 401(k) subject to the approval of the Trustee as the Plan’s representative. The participant will be 100% vested in this account and the rollover account will not be subject to forfeiture for any reason.

         Notes Receivable from Participants

A participant may request a loan of up to 50% of his or her vested account balance, not to exceed $50,000. The note receivable shall bear interest at one percent (1%) over the prime rate as calculated by Reuters on the last business day of the month immediately preceding the date the loan is granted. The interest rate at the inception of the loan shall remain in effect for the duration of the loan. Interest on participant loans ranged from 3.25% to 9.5% at December 31, 2015 and 2014.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Loans are repayable over a period not to exceed 60 months, except for mortgage loans for a primary residence, which may be for a period not to exceed the lesser of the remaining years to retirement or 30 years. Loans are collateralized by the participant’s vested account balance. Repayments of principal and interest are made through equal monthly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

2.	Summary of Significant Accounting Policies

         Basis of Accounting

The accompanying financial statements were prepared using the accrual method of accounting.

         Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investments

The Plan’s investment assets consist of an interest in a master trust, which is stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by the Plan through a common collective trust fund are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully-benefit responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

         Risks and Uncertainties

The Plan’s investments are concentrated in funds that invest in marketable securities. Such securities are subject to various risks that determine the value of the fund. Due to the level of risk associated with certain equity securities and the level of uncertainty related to changes in the value of these securities, it is at least reasonably possible that changes in market conditions in the near term could materially affect participants’ account balances and the value of investments reported in the financial statements.

         Payment of Benefits

Benefits are recorded when paid.

         Administrative Fees and Expenses

Administrative fees and expenses are reflected net of Trustee fund revenue credits (see Note 8). Expenses of administering the Plan may be paid from either Plan forfeitures, Trustee fund revenue credits or by the Company. All expenses for the plan year ended December 31, 2015 were paid by the Trustee fund revenue credits or by the Company except for loan administrative expenses and short-term trading fees which were paid from the individual’s Plan participant accounts. Plan expenses of approximately $477,000 for the plan year ended December 31, 2014 were advanced by the Company on behalf of the Plan and were paid in 2015 from available Trustee fund revenue credits. 2014 loan administrative expenses and short term trading fees were paid from the individual’s Plan participant accounts. In March 2015, the Plan divested its investments with revenue sharing credits. Beginning with the first quarter of 2016, participants are charged a quarterly flat fee of $12.25 per participant account for administration of the Plan.

         Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960, Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient). ASU No. 2015-12 has three parts. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts; Part II eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis, for fiscal years beginning after December 15, 2015.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value per share using the practical expedient, under Fair Value Measurements and Disclosures (Topic 820). ASU No. 2015-07 is effective for public business entities for annual reporting periods beginning after December 15, 2015.

Management is currently evaluating the implications of ASU No. 2015-12 and 2015-07 and their effect on the Plan’s financial statements. Part III of ASU No. 2015-12 is not applicable to this Plan.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

3.	Investments

The following is a summary of the investment information regarding the Plan as of December 31, 2015 and 2014, and for the years then ended, included in the Plan’s financial statements and supplemental schedule.

The investments and the investment results as of December 31, 2015 and 2014 and for the years then ended were:

	2015	2014
The Nielsen Company Master Trust	$1,243,519,139 (*)	$1,231,445,279 (*)

	2015	2014
Net (depreciation)/ appreciation in fair value of investments
Nielsen stock fund	$220,373	$(98,607)
Registered investment companies	(12,401,565)	(1,175,358)
Common / collective trusts	5,197,989	21,402,075

Total net (depreciation)/appreciation in fair value of investments	$(6,983,203)	$20,128,110

Interest and dividend income	$12,779,198	$66,914,793

(*)	Represents 5% or more of total Plan assets.

4.	Fully Benefit-Responsive Investment Contracts

Common/collective trusts include Fidelity’s Managed Income Portfolio I Fund and Managed Income Portfolio II Fund, each an available Plan investment option, that invests in fixed-income securities or bond funds and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in money market funds. These investment contracts are fully benefit-responsive and are measured at contract value as described in Note 2. Contract value, as reported in the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investments at contract value. The fair value amounted to approximately $98.0 million and $98.2 million as of December 31, 2015 and 2014, respectively. The contract value amounted to approximately $97.3 million and $96.8 million as of December 31, 2015 and 2014, respectively.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. These events include premature termination of the contracts by the plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Plan administrator does not believe that the occurrence of any of these events, which would also limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield earned by the Plan was approximately 1.18% and 1.57% for the Managed Income Portfolio I Fund and Managed Income Portfolio II Fund, respectively, for 2015 and 0.96% and 1.36% for the Managed Income Portfolio I Fund and Managed Income Portfolio II Fund, respectively, for 2014. The average yield earned by the Plan based on the actual interest rates credited to participants was approximately 1.08% and 1.51% for the Managed Income Portfolio I Fund and Managed Income Portfolio II Fund, respectively for year ended December 31, 2015 and 0.91% and 1.33% for the Managed Income Portfolio I Fund and Managed Income Portfolio II Fund, respectively for year ended December 31, 2014.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

5.	The Nielsen Company Master Trust

On January 1, 2006, the Company established The Nielsen Company Master Trust (“Master Trust”) in order to hold and invest the assets of the Plan and the Savings Plan. The undivided interest of the Plan is adjusted (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment or other expense attributable solely to the Plan, and every other transaction relating only to the Plan; and (ii) for every item of collected or accrued income, gain or loss, and general expense attributable to the Plan only.

Net assets of the Master Trust were as follows as of the years ended December 31, 2015 and 2014:

	2015	2014
Assets
Cash, interest-bearing	$23,813,240	$22,079,712
Nielsen stock fund	6,310,513	5,147,142
Registered investment companies	243,178,646	889,492,687
Common/collective trusts	970,216,740	345,488,619

Total assets	1,243,519,139	1,262,208,160

Liabilities – due to Nielsen	—	(487,501)

Net assets	$1,243,519,139	$1,261,720,659

Investment results of the Master Trust were as follows for the years ended December 31, 2015 and 2014:

Net (depreciation)/ appreciation in fair value of investments
Nielsen stock fund	$221,571	$(99,536)
Registered investment companies	(12,382,496)	(1,190,254)
Common/collective trusts	5,530,599	21,919,703

Total net (depreciation)/appreciation in fair value of investments	(6,630,326)	20,629,913
Interest and dividends	13,067,569	68,306,613
Administrative expenses	(66,217)	(65,150)
Net transfers (out of)/ in to the Master Trust	(24,572,546)	103,585,599

(Decrease)/Increase in net assets of the Master Trust	$(18,201,520)	$192,456,975

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

The participating plans’ percentage interests in the net assets of the Master Trust as of December 31, 2015 and 2014 are as follows:

	2015
	Amount		Percent
The Nielsen Company 401(k) Savings Plan	$1,243,517,941	(*)	100.0%
The Nielsen Company Savings Plan	1,198	(*)	—

	$1,243,519,139		100.0%

	2014
	Amount		Percent
The Nielsen Company 401(k) Savings Plan	$1,230,968,017	(*)	97.6%
The Nielsen Company Savings Plan	30,752,642	(*)	2.4

	$1,261,720,659		100.0%

(*)	at fair value with the exception of fully benefit-responsive investment contracts that were reported at contract value

6.	Fair Value Measurements

The Master Trust complies with the accounting standard which defines fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the input levels to measure fair value and expands financial statement disclosures. The three input levels of the fair value hierarchy are described as follows:

•	Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets

•	Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; model derived valuations whose inputs are observable.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•	Cash, interest-bearing: Valued at cost plus accrued interest which approximates fair value.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

•	Nielsen stock fund: Valued at the unadjusted quoted market price of Nielsen Holdings plc at the daily close of the New York Stock Exchange.

•	Registered investment companies: Valued at unadjusted quoted prices in active markets based on net asset value of shares determined by the underlying securities held at year-end.

•	Common/collective trusts: Valued at net asset value of the shares determined by the underlying securities held by the Master Trust at year-end.

Assets of the Master Trust at fair value measured on a recurring basis as of December 31, 2015 are as follows:

	Level 1	Level 2	Total
Cash, interest bearing	$23,813,240	$—	$23,813,240
Nielsen stock fund	6,310,513	—	6,310,513
Registered investment companies
Fixed income	29,817,846	—	29,817,846
Balanced funds	—	—	—
U.S. large cap equity funds	—	—	—
U.S. mid cap equity funds	127,294,638	—	127,294,638
U.S. small cap equity funds	—	—	—
International equity funds	86,066,162	—	86,066,162
Common/collective trusts
Fixed income	—	154,285,125	154,285,125
Specialty funds	—	330,484,017	330,484,017
U.S. mid cap equity funds	—	59,599,950	59,599,950
U.S. large cap equity funds	—	426,546,222	426,546,222

Total assets measured at fair value	$273,302,399	$970,915,314	$1,244,217,713

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Assets of the Master Trust at fair value measured on a recurring basis as of December 31, 2014 are as follows:

	Level 1	Level 2	Total
Cash, interest bearing	$22,079,712	$—	$22,079,712
Nielsen stock fund	5,147,142	—	5,147,142
Registered investment companies
Fixed income	27,854,457	—	27,854,457
Balanced funds	88,619,516	—	88,619,516
U.S. large cap equity funds	268,748,136	—	268,748,136
U.S. mid cap equity funds	92,465,996	—	92,465,996
U.S. small cap equity funds	109,437,092	—	109,437,092
International equity funds	92,199,598	—	92,199,598
Specialty funds	210,167,892	—	210,167,892
Common/collective trusts
Fixed income	—	167,388,560	167,388,560
U.S. large cap equity funds	—	179,590,540	179,590,540

Total assets measured at fair value	$916,719,541	$346,979,100	$1,263,698,641

The following summarizes the Master Trust’s Level 2 investments measured at fair value based on net asset value per share as of December 31, 2015 and 2014:

December 31, 2015	Fair Value	Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio II	$98,001,014	n/a	Daily	None for participants; 12 months for plan sponsor
Fidelity US Equity Index Commingled Pool	$426,546,222	n/a	Daily	None
Fidelity Low Priced Stock Fund	$59,599,950	n/a	Daily	90 days for participants and plan sponsors
Vanguard Target Retirement Funds	$330,484,017	n/a	Daily	None
Pyramis Core Plus Commingled Pool	$56,284,111	n/a	Daily	None for participants; 15 business day notice for plan sponsor

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

December 31, 2014	Fair Value	Unfunded commitment	Redemption Frequency	Redemption Notice Period
Fidelity Managed Income Portfolio I	$2,315,538	n/a	Daily	None for participants; 12 months for plan sponsor
Fidelity Managed Income Portfolio II	$101,208,007	n/a	Daily	None for participants; 12 months for plan sponsor
Fidelity US Equity Index Commingled Pool	$179,590,540	n/a	Daily	None
Pyramis Core Plus Commingled Pool	$63,865,015	n/a	Daily	None for participants; 15 business day notice for plan sponsor

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

7.	Tax Status

The Plan obtained its latest determination letter dated February 13, 2014, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed through December 16, 2012, was in compliance with the applicable requirements of the Internal Revenue Code. Certain amendments were made from 2012 through 2015; however, the plan administrator believes that the plan sponsor has operated the Plan in a manner that does not jeopardize its tax status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain position taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes they are no longer subject to income tax examinations for years prior to 2012.

8.	Related Party Transactions

Participants are allowed to invest up to a maximum of 25% of their Plan contributions in the Nielsen Stock Fund, an investment fund that exclusively invests in the common stock of Nielsen Holdings plc, the ultimate parent of the Company. As of December 31, 2015 and 2014, the Plan held 135,419 and 113,006 shares of the Nielsen Stock Fund, respectively. The Plan recorded a realized gain of $133,714 and an unrealized appreciation in fair value of $85,286; and a realized gain of $135,681 and an unrealized depreciation in fair value of $235,381 for the years ended December 31, 2015 and 2014, respectively, in connection with the investments in the Nielsen stock fund. These transactions qualify as party-in-interest transactions.

Certain Plan investments are managed by the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions. The terms of the Trust Agreement between the Plan Trustee and the Company provide for a payment in arrears by the Trustee, of a quarterly revenue credit to the Plan. The terms of the Trust agreement provide for the revenue credit to be either applied and used to offset Plan expenses or at the option of the Company, the revenue credit may also be allocated to the participant accounts. For the years ended December 31, 2015 and 2014, the Company elected to apply such credits to pay for and offset Plan expenses. Trustee fees incurred by the Plan were $10,108 for the plan year ended December 31, 2015 and $168,574 prior to the offset of the available revenue credits for the plan year ended December 31, 2014.

THE NIELSEN COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

9.	Transfer of Assets

Transfers of net assets to the Plan during the years ended December 31, 2015 and 2014 were as follows:

	2015	2014
Transferred to/(from) the Plan from/to the Savings Plan	$468,754	$(6,156,500)
Transfers from plans merged into / (divested) during the year:
Savings Plan	30,045,987	—
Affinnova	7,723,333	—
Harris	—	40,203,912
Expo	(52)	(19,961,904)

	$38,238,022	$14,085,508

10.	Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Presently, there is no intention on the part of the Company to terminate the Plan.

11.	Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of additions to net assets per the financial statements for the years ended December 31, 2015 and 2014 to Form 5500:

	2015	2014
Total additions to net assets per the financial statements:	$99,098,967	$170,830,713
Changes in adjustment from contract value to fair value for fully benefit-responsive investment contracts:	(715,578)	(85,339)

Total income per Form 5500	$98,383,389	$170,745,374

12.	Subsequent Events

The Company has evaluated subsequent events through June 27, 2016, the date the financial statements were available for issuance.

SUPPLEMENTAL SCHEDULE

The Nielsen Company 401(k) Savings Plan

Schedule H Part IV Line (i) of IRS Form 5500

Schedule of Assets (Held at End of Year)

December 31, 2015

EIN: 22-2145575

Plan #: 002

(a) Person Known to be a Party in Interest to the Plan (*)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(e) Current Value
*	The Nielsen Company Master Trust	Investment interest in the Master Trust	$1,244,216,515

	Participant loans	Interest rates at prime plus 1% (rates vary from 3.25%-9.5%) and loan duration varies from 12-60 months, except for mortgage loans which can have a maturity of up to 30 years	16,574,222

			$1,260,790,737

*	Certain investments are managed by Fidelity Management Trust Company, which is considered a party-in-interest to the Plan. The $1,244,216,515 includes fully benefit-responsive investment contracts reported at fair value.

Column (d) (cost) is not required for participant-directed accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned, hereunto duly authorized.

The Nielsen Company 401(k) Savings Plan

Date: June 27, 2016	By:	/s/ Brendon Perkins
Brendon Perkins
Vice President, Global Benefits and Mobility